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FORM 4

                                            U.S. SECURITIES AND EXCHANGE COMMISSION
                                             Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 of Section 30(f) of the Investment Company Act of 1940

1. Name and address of Reporting Person* ROBERT J. MCKENNA	2. Issuer Name and Ticker or Trading Symbol ASTRONICS CORPORATION (ATRO)		6. Relationship of Reporting Person to Issuer (Check all applicable) [ X ] Director [ ] 10% Owner [ ] Officer (give [ ] Other (specify title below) below)
(Last) (First) (Middle) 190 24th Place	3. I.R.S. Identification Number of Reporting Person, if an Entity (Voluntary)	4. Statement for Month/Day/Year March 19, 2003
(Street) Owatonna, MN 55060		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check applicable box) [X ] Form filed by One Reporting Person [ ] Form filed by More than One Reporting person
(City) (State) (Zip)	Table 1 - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date Month/Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transactions (Instr. 3 and 4)	6.Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
$01 Par Value Common Stock								1100	D
$01 Par Value Class B Stock								412	D

Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the Form is filed by more than one Reporting Person, see Instruction 4(b)(v).

Potential Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Form 4 (continued)            Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                                                    (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2.Conver-sion or Exercise Price of Deri- vative Security	3.Trans-action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4.Trans-action Code (Instr.8)		5. Number of Derivative Securities Ac- quired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6.Date Exercisable and Expiration Date (Month/Day/Year)		7.Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Deriv- ative Secur- ity (Instr. 5)	9.Number of deriv- Secur- ities Bene- ficially Owned Follow- ing Reported Trans- action(s) (Instr. 4)	10.Owner-ship Form of Deriv- ative Security Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares
Option*	$3.13	03/18/03		J(1)		5924		02/13/98	02/13/07	$01 PV Com Stk	5924		5924	D
Option*	$3.13	03/18/03		J(1)		2221		02/13/98	02/13/07	$.01 PV CL B Stk	2221		2221	D
Option*	$3.729	03/18/03		J(1)		7405		02/06/99	02/06/08	$01 PV Com Stk	7405		7405	D
Option*	$3.729	03/18/03		J(1)		2776		02/06/99	02/06/08	$.01 PV CL B Stk	2776		2776	D
Option*	$5.536	03/18/03		J(1)		5386		02/05/00	02/05/09	$01 PV Com Stk	5386		5386	D
Option*	$5.536	03/18/03		J(1)		2019		02/05/00	02/05/09	$.01 PV CL B Stk	2019		2019	D
Option*	$4.929	03/18/03		J(1)		5386		02/15/01	02/15/10	$01 PV Com Stk	5386		5386	D
Option*	$4.929	03/18/03		J(1)		2019		02/15/01	02/15/10	$.01 PV CL B Stk	2019		2019	D
Option*	$9.323	03/18/03		J(1)		5385		02/15/02	02/15/11	$01 PV Com Stk	5385		5385	D
Option*	$9.323	03/18/03		J(1)		1346		02/15/02	02/15/11	$.01 PV CL B Stk	1346		1346	D
Option*	$6.885	03/18/03		J(1)		5385		08/14/02	08/14/12	$01 PV Com Stk	5385		5385	D
Option*	$4.783	03/18/03		J(1)		5385		08/11/03	08/11/13	$01 PV Com Stk	5385		5385	D

Explanation of Responses:

*Options granted pursuant to Stock Option Plan

(1) Substitution options as a result of the MOD-PAC spin-off.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C/ 78ff(a).	/s/ C. Anthony Rider, as Power of Attorney for ROBERT J. MCKENNA	February 13, 2003
	**Signature of Reporting Person	Date

C. Anthony Rider, as Power of Attorney for ROBERT J. MCKENNA
Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.
Potential Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.